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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

Amendment No. 5
To

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

VARSITY BRANDS, INC.
(Name of the Issuer)

VARSITY BRANDS, INC.
VBR HOLDING CORPORATION
VB MERGER CORPORATION
GREEN EQUITY INVESTORS IV, L.P.
GEI CAPITAL IV, LLC
JEFFREY G. WEBB
JOHN M. NICHOLS
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

765670-10-4
(CUSIP Number of Class of Securities)

JOHN M. NICHOLS C/O VARSITY BRANDS, INC. 6745 LENOX CENTER COURT, SUITE 300 MEMPHIS, TENNESSEE 38115 TELEPHONE (901) 387-4300	JONATHAN A. SEIFFER C/O VBR HOLDING CORPORATION 11111 SANTA MONICA BOULEVARD, SUITE 2000 LOS ANGELES, CALIFORNIA 90025 TELEPHONE (310) 954-0444

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

With Copies to:

CLIFFORD A. BRANDEIS, ESQ. ZUKERMAN GORE & BRANDEIS, LLP 900 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 223-6700	HOWARD A. SOBEL, ESQ. LATHAM & WATKINS LLP 885 THIRD AVENUE NEW YORK, NEW YORK 10022 TELEPHONE (212) 906-1200

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$75,826,013.79	$15,165.20
*
For purposes of calculating the filing fee only, the transaction valuation was based upon the sum of (i) the product of 10,977,997 shares of common stock, par value $0.01 per share, of Varsity Brands, Inc., a Delaware corporation, at a price of $6.57 per share and (ii) the cash-out or exchange of 1,666,925 shares of Varsity's stock covered by options to purchase Varsity's common stock, at an aggregate cost of $3,700,573.50.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,165.20	Filing Party: Varsity Brands, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 28, 2003

INTRODUCTION

        This Amendment No. 5 (the "Schedule 13E-3") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on May 28, 2003, is being filed with the Securities and Exchange Commission in connection with the merger (the "Merger") of VB Merger Corporation, a Delaware corporation ("VB Merger Corp") and wholly owned subsidiary of VBR Holding Corporation ("VBR Holding Corp"), with and into Varsity Brands, Inc., a Delaware corporation ("Varsity") pursuant to an Agreement and Plan of Merger, dated as of April 21, 2003 (the "Merger Agreement"), by and among Varsity, VB Merger Corp and VBR Holding Corp. Pursuant to the Merger Agreement, Varsity will continue as the surviving corporation, and each issued and outstanding share of common stock of Varsity, other than shares held by dissenting stockholders, will be cancelled and converted into the right to receive a cash payment per share, without interest, of $6.57.

        Prior to the consummation of the Merger and pursuant to the terms of a Contribution and Subscription Agreement between Jeff Webb and VBR Holding Corp, dated as of April 21, 2003, Jeff Webb will contribute shares of Varsity common stock to VBR Holding Corp in exchange for shares of VBR Holding Corp common stock. Also prior to the consummation of the Merger and pursuant to a Contribution and Option Exchange Agreement between John Nichols and VBR Holding Corp, dated as of April 21, 2003, John Nichols will exchange options to acquire shares of Varsity common stock for options to acquire shares of VBR Holding Corp common stock and will contribute cash to VBR Holding Corp in exchange for common stock of VBR Holding Corp. In addition, two other executive officers of Varsity, J. Kristyn Shepherd and Gregory C. Webb, have each entered into Contribution and Subscription Agreements with VBR Holding Corp pursuant to which each will contribute shares of Varsity common stock to VBR Holding Corp in exchange for shares of VBR Holding Corp common stock.

        As a result of the Merger, Varsity, the issuer of the equity securities which are subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of VBR Holding Corp. This Schedule 13E-3 is being filed by Varsity, VB Merger Corp, VBR Holding Corp, Green Equity Investors IV, L.P., a Delaware limited partnership ("Green Equity"), GEI Capital IV, LLC ("GEI Capital"), Jeff Webb and John Nichols. The purpose of this amendment to the Schedule 13E-3 is to file an amended version of the materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003.

        The filing of this Schedule 13E-3 shall not be construed as an admission by VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or any of their affiliates that Varsity is "controlled" by or under common "control" with VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or that any of VBR Holding Corp, VB Merger Corp, Green Equity, GEI Capital or any of their affiliates is an "affiliate" of Varsity within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

1

ITEM 16. EXHIBITS

        * (A) Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.

        * (B) (1) Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.

        * (B) (2) Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.

        * (C) (1) Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.

        * (C) (2) Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.

          (C)    (3) Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.

        * (D) (1) Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

        * (D) (2) Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.

        * (D) (3) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.

        * (D) (4) Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.

        * (D) (5) Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.

        * (D) (6) Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.

        * (D) (7) Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.

        * (D) (8) Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.

        * (F) Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.

          (G)    None.

*
Previously Filed

8

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2003

VARSITY BRANDS, INC.
By:	/s/ JOHN M. NICHOLS
	Name:	John M. Nichols
	Title:	Senior Vice President and Chief Financial Officer
/s/ JEFFREY G. WEBB Jeffrey G. Webb
/s/ JOHN M. NICHOLS John M. Nichols
VBR HOLDING CORPORATION
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Vice President
VB MERGER CORPORATION
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Vice President
GREEN EQUITY INVESTORS IV, L.P.
By:	GEI CAPITAL IV, LLC its general partner
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member
GEI CAPITAL IV, LLC
By:	/s/ JONATHAN A. SEIFFER
	Name:	Jonathan A. Seiffer
	Title:	Member

10

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
*(A)	Proxy Statement filed with the Securities and Exchange Commission on August 12, 2003.
*(B)(1)	Commitment Letter and Term Sheet, dated April 16, 2003 among Northwestern Mutual Life Insurance Company, BancAmerica Capital Investors I, L.P. and Leonard Green & Partners.
*(B)(2)	Commitment Letter and Term Sheet, dated April 17, 2003 between Wells Fargo Bank, National Association and Leonard Green & Partners.
*(C)(1)	Opinion of Rothschild Inc., incorporated herein by reference to Annex B to the Proxy Statement.
*(C)(2)	Materials presented by Rothschild Inc. to the Varsity Board of Directors on April 21, 2003.
(C)(3)
Materials presented by Rothschild Inc. to the Varsity Board of Directors on March 5, 2003. Note: Certain confidential portions of this exhibit have been omitted as indicated in the exhibit and filed with the Securities and Exchange Commission.
*(D)(1)
Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation, incorporated herein by reference to Annex A to the Proxy Statement.
*(D)(2)
Form of Voting Agreement, dated as of April 21, 2003, between VBR Holding Corporation and each of Robert Nederlander, Jeffrey Webb, Leonard Toboroff, John McConnaughy, John Nichols, Gregory Webb, David Groelinger, Kline Boyd, and Kristyn Shepherd, incorporated herein by reference to Annex D to the Proxy Statement.
*(D)(3)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and Jeffrey Webb.
*(D)(4)	Employment Agreement, dated as of April 21, 2003, between VB Merger Corporation and John M. Nichols.
*(D)(5)	Contribution and Subscription Agreement, dated as of April 21, 2003, between Jeffrey Webb and VBR Holding Corporation.
*(D)(6)	Contribution and Option Exchange Agreement, dated as of April 21, 2003, between John M. Nichols and VBR Holding Corporation.
*(D)(7)	Contribution and Subscription Agreement, dated as of July 3, 2003, between J. Kristyn Shepherd and VBR Holding Corporation.
*(D)(8)	Contribution and Subscription Agreement, dated as of July 3, 2003, between Gregory C. Webb and VBR Holding Corporation.
*(F)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C to the Proxy Statement.
(G)	None.

*
Previously Filed

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INTRODUCTION
  ITEM 16. EXHIBITS
SIGNATURE
EXHIBIT INDEX